Exhibit (a)(13)

DIAMOND RESORTS PROVIDES ADDITIONAL

INFORMATION RELATING TO ITS TENDER OFFER

FOR SUNTERRA CORPORATION

Las Vegas, Nevada, April 17, 2007 – Diamond Resorts, LLC announced today that an affiliate of Diamond Resorts has filed with the Securities and Exchange Commission (SEC) an amendment to its Schedule TO relating to its tender offer for all the outstanding shares of Sunterra Corporation (Pink Sheets: SNRR). The amendment, which is available on the SEC’s website at www.sec.gov, as well as the websites of Diamond Resorts, www.diamondresorts.com, and the Investor Relations section of Sunterra Corporation, www.sunterra.com, contains additional information relating to Sunterra Corporation. Sunterra Corporation’s stockholders are urged to review this amendment to the Schedule TO.

Unless extended, the tender offer and withdrawal rights will expire at 5:00 p.m., New York City Time, on Wednesday, April 25, 2007.

About Diamond Resorts, LLC

Diamond Resorts has over 25 years of experience in the successful development, management, marketing and sales of vacation ownership properties and has been a consistent leader in the vacation ownership industry. Diamond Resorts’ premier properties include Polo Towers, the first purpose built, high-rise vacation ownership property in the industry. Diamond Resorts most recently spearheaded the design of Marriott’s Grand Chateau vacation ownership resort. The Diamond Resorts properties include some of the first vacation ownership properties in Las Vegas, such as the Jockey Club and The Carriage House, as well as Kona Reef in Hawaii. For more information, please visit www.diamondresorts.com

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Contact:

Carrie Bloom/Shannon Provost, Sard Verbinnen & Co.

(212) 687-8080